SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Aclaris Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

00461U105

(CUSIP Number)

Nathalie Auber

Sofinnova Ventures, Inc.

3000 Sand Hill Road, Bldg 4, Suite 250

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Linda Daley, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5243

January 10, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners VIII, L.P. (“SVP VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,539,480 shares, except that Sofinnova Management VIII, L.L.C. (“SM VIII”), the general partner of SVP VIII, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), and Dr. Anand Mehra (“Mehra”), the managing members of SM VIII, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,539,480 shares, except that SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power and Powell, Healy, and Mehra, the managing members of SM VIII, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,539,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.9%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management VIII, L.L.C. (“SM VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,539,480 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Powell, Healy, and Mehra, the managing members of SM VIII, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,539,480 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Powell, Healy, and Mehra, the managing members of SM VIII, may be deemed to have shared dispositive power over these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,539,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.9%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
1,539,480 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Powell, a managing member of SM VIII, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
1,539,480 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Powell, a managing member of SM VIII, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,539,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.9%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
1,539,480 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Healy, a managing member of SM VIII, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
1,539,480 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Healy, a managing member of SM VIII, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,539,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.9%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Anand Mehra (“Mehra”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,421 shares (including 4,421 shares that are subject to a stock option exercisable by Mehra within 60 days of the date of this filing).
8	SHARED VOTING POWER
1,539,480 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Mehra, a managing member of SM VIII and director of the Issuer, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER 4,421 shares (including 4,421 shares that are subject to a stock option exercisable by Mehra within 60 days of the date of this filing).
10	SHARED DISPOSITIVE POWER
1,539,480 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Mehra, a managing member of SM VIII and director of the Issuer, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,543,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.9%
14	TYPE OF REPORTING PERSON IN

Statement on Schedule 13D

This Amendment No. 1 (“Amendment No. 1”) amends and restates the Statement on Schedule 13D initially filed on October 16, 2015 (“Original Schedule 13D”) and relates to the beneficial ownership of Common Stock, $0.00001 par value per share (“Common Stock”), of Aclaris Therapeutics, Inc., a Delaware corporation (“Issuer”). This Schedule 13D is being filed by Sofinnova Venture Partners VIII, L.P., a Delaware limited partnership (“SVP VIII”), Sofinnova Management VIII, L.L.C., a Delaware limited liability company (“SM VIII”), Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), and Dr. Anand Mehra (“Mehra” and collectively with SVP VIII, SM VIII, Powell, and Healy, the “Reporting Persons”). This Amendment No. 1 is being filed to reflect a disposition of Common Stock in a block trade by SVP VIII.

ITEM 1. SECURITY AND ISSUER.

(a)	The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)	The Issuer’s principal executive offices are located at 101 Lindenwood Drive, Suite 400, Malvern, PA 19355.

ITEM 2. IDENTITY AND BACKGROUND.

(a)       The persons and entities filing this Schedule 13D are SVP VIII, SM VIII, Powell, Healy, and Mehra. SM VIII, the general partner of SVP VIII, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP VIII. Mehra may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Mehra. Dr. Srinivas Akkaraju, a reporting person on the Original Schedule 13D, is no longer a managing member of SM VIII, and accordingly, is no longer a reporting person on this Amendment No. 1.

(b)       The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Ventures, 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, California 94025.

(c)       The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP VIII is to make investments in private and public companies, and the principal business of SM VIII is to serve as the general partner of SVP VIII. Powell, Healy and Mehra are the managing members of SM VIII. Mehra is a director of the Issuer.

(d)       During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       SVP VIII is a Delaware limited partnership. SM VIII is a Delaware limited liability company. Powell, Healy, and Mehra are U.S. citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In August 2012, SVP VIII entered into a Series A investment agreement pursuant to which SVP VIII acquired from the Issuer an aggregate 2,000,000 shares of Series A redeemable convertible preferred shares for a purchase price of approximately $1.00 share, or $2,000,000 in the aggregate.

In September 2014, SVP VIII entered into a Series B investment agreement pursuant to which SVP VIII acquired from the Issuer an aggregate 2,424,242 shares of Series B redeemable convertible preferred shares for a purchase price of approximately $1.65 per share, or $4,000,000 in the aggregate.

In August 2015, SVP VIII entered into a Series C investment agreement pursuant to which SVP VIII acquired from the Issuer an aggregate 2,063,107 shares of Series C convertible preferred shares for a purchase price of $3.09 per share, or $6,375,000 in the aggregate.

Following the 1-for-3.45 reverse stock split effected by the Issuer on September 24, 2015 and in connection with the Issuer’s initial public offering of Common Stock (“Offering”), each Series A, Series B, and Series C preferred share automatically converted into 0.289855 shares of Common Stock for 579,710, 702,678, and 598,002 shares of Common Stock respectively.

In connection with the Offering, SVP VIII purchased 409,090 shares of Common Stock at $11 per share, or $4,499,990 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on October 8, 2015 with the Securities and Exchange Commission (the “Prospectus”).

On June 29, 2016, Mehra was granted a stock option from the Issuer to purchase 6,632 shares of Common Stock at an exercise price of $18.32 per share. The shares underlying this option vest in twelve equal monthly installments through June 29, 2017, subject to Mehra’s continuous service as a director of the Issuer as of such vesting date. Such option will expire on June 28, 2026.

On January 10, 2017, SVP VIII disposed of 750,000 shares of Common Stock in a block trade for $28.2511 per share, or $21,188,325 in the aggregate.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a,b)   Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. Percentage calculations were made using 26,049,985 as the number of shares of Common Stock outstanding on November 25, 2016 as reported by the Issuer.

(c)       Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d)       Under certain circumstances set forth in the limited partnership agreement of SVP VIII, the general partner and limited partners of SVP VIII may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to a lock-up agreement filed as Exhibit A to the Underwriting Agreement entered into with Jeffries LLC and Citigroup Global Markets, Inc. as Representatives of the several underwriters in connection with the Offering, the Reporting Persons are subject to a lock-up period continuing and including the date 180 days after the date of the Prospectus, during which the Reporting Persons have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock without the consent of the underwriters. The lock-up is more fully described in Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 in Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (as amended from time to time) (File No. 333-206437), and is incorporated herein by reference.

The Reporting Persons are party to a Second Amended and Restated Investors’ Rights Agreement among the Issuer, the Reporting Persons and other shareholders. Subject to the terms of the Second Amended and Restated Investors’ Rights Agreement, holders of Common Stock having registration rights can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The Investors’ Rights Agreement dated as August 28, 2015 is filed as Exhibit 10.5 in Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (as amended from time to time) (File No. 333-206437), and is incorporated herein by reference.

Mehra, in his capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer, as more fully described in the Prospectus and incorporated herein by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1 (File No. 333-206437).

On November 17, 2016, in connection with an offering of Common Stock by the Issuer, SVP VIII entered into a Lock-Up Agreement whereby SVP VIII agreed, subject to specified exceptions, not to directly or indirectly sell, offer to sell, contract to sell or lend any shares or related securities currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act), effect any short sale, or establish or increase any “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act) or liquidate or decrease any “call equivalent position” (as defined in Rule 16a-1(b) under the Exchange Act) of any shares or related securities, pledge, hypothecate or grant any security interest in any shares or related securities, in any other way transfer or dispose of any shares or related securities, enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of any shares or related securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise, or publicly announce the intention to do any of the foregoing for a period of 60 days after the date of such offering without the prior written consent of the underwriters. The Form of Lock-Up Agreement is attached as Exhibit A to Prospectus Supplement No. 8 filed by the Issuer on November 18, 2016 (File No. 333-212095), and is incorporated herein by reference. On January 10, 2017 the underwriters executed a Lock-Up Agreement Release permitting SVP VIII to dispose of up to 750,000 shares of Common Stock, with the Lock-Up Agreement remaining in effect as to the other shares of Common Stock held by SVP VIII. The Lock-Up Agreement Release is filed as Exhibit G hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing.

EXHIBIT B	Power of Attorney.

EXHIBIT C	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, and is incorporated herein by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 in Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-206437).

EXHIBIT D	Form of Indemnification Agreement for Directors and Officers, filed as Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1 (File No. 333-206437) is incorporated herein by reference.

EXHIBIT E	Second Amended and Restated Investors’ Rights Agreement dated as of August 28, 2015, was filed as Exhibit 10.5 in Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (as amended from time to time) (File No. 333-206437) is incorporated herein by reference.

EXHIBIT F	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, and is incorporated herein by reference to Exhibit A to Prospectus Supplement No. 8 filed by the Issuer on November 18, 2016 (File No. 333-212095).

EXHIBIT G	Lock-Up Agreement Release executed by Jefferies LLC and Leerink Partners LLC dated January 10, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2017

SOFINNOVA VENTURE PARTNERS VIII, L.P.,

a Delaware Limited Partnership

By: SOFINNOVA MANAGEMENT VIII, L.L.C.,

a Delaware Limited Liability Company
Its: General Partner

By: /s/ Nathalie Auber

Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VIII, L.L.C.,

a Delaware Limited Liability Company

By: /s/ Nathalie Auber

Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY

DR. MICHAEL F. POWELL

DR. ANAND MEHRA

By: /s/ Nathalie Auber

Nathalie Auber
Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing.

B	Power of Attorney.

C	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, and is incorporated herein by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 in Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-206437).

D	Form of Indemnification Agreement for Directors and Officers, filed as Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1 (File No. 333-206437) is incorporated herein by reference.

E	Second Amended and Restated Investors’ Rights Agreement dated as of August 28, 2015, was filed as Exhibit 10.5 in Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (as amended from time to time) (File No. 333-206437) is incorporated herein by reference.

F	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, and is incorporated herein by reference to Exhibit A to Prospectus Supplement No. 8 filed by the Issuer on November 18, 2016 (File No. 333-212095).

G	Lock-Up Agreement Release executed by Jefferies LLC and Leerink Partners LLC dated January 10, 2017.

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Aclaris Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: January 17, 2017

SOFINNOVA VENTURE PARTNERS VIII, L.P.,

a Delaware Limited Partnership

By: SOFINNOVA MANAGEMENT VIII, L.L.C.,

a Delaware Limited Liability Company
Its: General Partner

By: /s/ Nathalie Auber

Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VIII, L.L.C.,

a Delaware Limited Liability Company

By: /s/ Nathalie Auber

Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY

DR. MICHAEL F. POWELL

DR. ANAND MEHRA

By: /s/ Nathalie Auber

Nathalie Auber
Attorney-in-Fact

exhibit B

Power of Attorney

Nathalie Auber has signed this Schedule 13D as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.

exhibit G

Lock-Up Agreement Release

JEFFERIES LLC
520 Madison Avenue
New York, New York 10022

LEERINK PARTNERS LLC
One Federal Street, 37th Floor
Boston, Massachusetts 02110

January 10, 2017

Sofinnova Ventures Partners VIII, L.P.
3000 Sand Hill Road, Building 4, Suite 250
Menlo Park, CA 94025

Re:	Lock-Up Agreement Release

To Whom it May Concern:

Reference is hereby made to the lock-up agreement (the “Lock-Up Agreement”) executed by you in connection with the public offering of common stock, par value $0.00001 per share (the “Common Stock”), of Aclaris Therapeutics, Inc. (the “Company”) pursuant to an underwriting agreement dated November 17, 2016 among the Company and the underwriters named therein. Pursuant to the Lock-Up Agreement, you may not (subject to certain limited exceptions), among other things, sell or offer to sell any shares of Common Stock owned by you (the “Shares”) without the prior written consent of Jefferies LLC and Leerink Partners LLC (collectively, the “Representatives”).

The Representatives hereby agree, effective as of the date of this letter, to release the transfer restrictions set forth in the Lock-Up Agreement with respect to the sale or other disposition of up to an aggregate of 750,000 Shares.

Except as expressly released hereby, the Lock-Up Agreement shall remain in full force and effect. All capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Underwriting Agreement.

[Remainder of page intentionally left blank.]

Very truly yours,

JEFFERIES LLC

By: /s/ Michael Brinkman

Name: Michael Brinkman

Title: Managing Director

LEERINK PARTNERS LLC

By: /s/ John I. Fitzgerald, Esq.

Name: John I. Fitzgerald, Esq.

Title: Managing Director